September 8, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dillon Hagius and Joe McCann

Re:	Aeglea BioTherapeutics, Inc.

Registration Statement on Form S-3

Filed on August 7, 2023

File No. 333-273769

Dear Dillon Hagius and Joe McCann:

On behalf of Aeglea BioTherapeutics, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “SEC”) Division of Corporation Finance (the “Staff”) contained in your letter, dated August 28, 2023 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), filed on August 7, 2023. The Staff’s comment is set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter. The Company’s response is set forth in ordinary type beneath the Staff comment, which is set out in bold type.

General

1.

Based on your public filings, we note that Aeglea recently acquired Spyre Therapeutics, Inc. and distributed to Aeglea stockholders of record a non-transferrable contingent value right (“CVR”) relating to the disposition or monetization of Aeglea’s legacy business assets. We further note that your Form S-3 does not provide (or incorporate by reference to) material information relating to your newly-acquired/current business operations. Given these circumstances, please tell us your basis for registering this transaction on Form S-3. See Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) at n. 32 as reiterated in Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11048 (March 30, 2022) at n. 239 and accompanying text.

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles

Munich • New York • Orange County • Palo Alto • Paris • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

September 8, 2023

In response to the Staff’s comment, the Company does not believe that the Spyre acquisition was an acquisition of a business and is in the process of requesting a pre-clearance from the Office of the Chief Accountant, Division of Corporation Finance. Notwithstanding, the Company respectfully submits that it has not been and is not a shell company. A shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), is a company that has no or nominal operations and either no or nominal assets consisting of cash and cash equivalence or assets consisting of any amount of cash and cash equivalence and nominal other assets.

Prior to the acquisition of Spyre Therapeutics, Inc. (“Spyre”), the Company was a clinical-stage biotechnology company focused on redefining the potential of human enzyme therapeutics to benefit people with rare metabolic diseases with limited treatment options. As the Company states in its preliminary proxy statement on Schedule 14A filed with the SEC, following a review of its interim results announced in April 2023 from its Phase 1/2 clinical trial of pegtarviliase for the treatment of classical homocystinuria, it began a process of exploring strategic alternatives, including possible business combinations and/or a divestiture of its clinical programs. Concurrent with the process to explore strategic alternatives, the Company continued to invest resources in its clinical programs in a way that would preserve the future value of the legacy assets, including the maintaining of manufacturing reservations for drug substance, the orderly wind down of existing clinical trials to allow a future investor to continue research and development, the collection and storage of remaining patient data, the documentation of all technical aspects of the legacy assets, and the retention of key staff and consultants to conduct these activities. These activities were being conducted prior to the acquisition of Spyre and continued after the acquisition closed.

At the time of the acquisition of Spyre on June 22, 2023, because the Company had not yet materially divested its legacy business assets, the Company entered into a CVR agreement with its legacy stockholders in order to distribute proceeds from the sale of such assets following the closing of the acquisition. The Company respectfully submits that it did not enter into any agreement to materially dispose of legacy business assets until it entered into an asset purchase agreement with Immedica Pharma AB on July 27, 2023. As the Company states in the Registration Statement, following its acquisition of Spyre the Company significantly reshaped its business into a preclinical stage biotechnology company focused on developing next generation therapeutics for patients living with inflammatory bowel disease. Notwithstanding its recent strategic pivot from pursuing treatments for homocystinuria to pursuing treatments for inflammatory bowel disease, the Company has always been operating its business with a focus on developing therapeutics for human indications.

Based on the above facts, we do not believe that the Company is a shell company as defined in the Exchange Act nor was it a shell company at any relevant time for determining its eligibility to register its securities on Form S-3.

U.S. Securities and Exchange Commission

September 8, 2023

If you have any questions regarding the response set forth above, please do not hesitate to call me at (415) 393-4631.

Sincerely,

/s/ Branden C. Berns

Branden C. Berns

cc:	Cameron Turtle, Aeglea BioTherapeutics, Inc.

Scott Burrows, Aeglea BioTherapeutics, Inc.

Heidy King-Jones, Aeglea BioTherapeutics, Inc.

Jonathan Campbell, Aeglea BioTherapeutics, Inc.

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Melanie E. Neary, Gibson, Dunn & Crutcher LLP

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